April 26, 2012

Lisa Ragosta (617) 235-4929 lisa.ragosta@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.
Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 36
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 36 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 30, 2012 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and, together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on March 20, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 38 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on March 30, 2012 pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: For each Fund with an 80% test pursuant to Rule 35d-1 under the 1940 Act that may invest in derivative instruments, please describe how derivatives are included or counted toward the Fund’s 80% test.

Response: The prospectuses in the 485(a) Amendment included language under the section “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” that states: “Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products.” This language remained unchanged in the 485(b) Amendment.
Each of the types of derivatives identified in the “Principal Investment Strategies” section of the Prospectus (e.g., futures contracts, foreign currency forward contracts, total return swaps) may be used for this purpose. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), each Fund generally accounts for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), a Fund may use a different methodology that seeks to capture the Fund’s synthetic exposure for purposes of its 35d-1 Policy.

2.	Comment: For several share classes of several Funds, the performance information shown for periods prior to the inception date of a share class is based on the performance of an older share class, as indicated in the section titled “Performance Information” within each Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class has been adjusted to reflect the lower fees and expenses paid by such newer share class. If it has, please explain the basis for using this method. To the extent that the adjusted performance results in higher performance than actually achieved by a predecessor fund, disclosure should be revised accordingly. Also, please provide information about any prior discussions with the Staff on this point.

Response: It has been the general practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the series of the Trust, to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AGIFM acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes.[1] The methodology in question was the same as that used for presenting the performance in the 485(b) Amendment.

I understand that during this conversation Mr. Miller indicated that (a) he understood the registrant’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the registrant’s methodology. Mr. Miller also indicated that he understood the registrant would use such methodology in the absence of further Staff action.

Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

As noted in the prospectuses, the Statement of Additional Information provides information about those Funds where the adjusted performance results in higher performance than actually achieved by a predecessor fund or share class.

3.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language,

[1]	This conversation resulted from the filing of a post-effective amendment to the Allianz Funds’ Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

4.	Comment: With respect to the “Fixed Income Risk” that appears in the prospectus section titled “Summary of Principal Risks,” please provide an example of the effect a 1% change in interest rates would have on an investment held by a Fund.

Response: An example of the effect of a concrete percentage change in interest rates is provided in the 485(a) and 485(b) Amendments in the section titled “Characteristics and Risks of Securities and Investment Techniques – Fixed Income Securities,” which is a section explicitly referenced, in the introduction to the Prospectus’s discussion of “Principal Risks,” as a source for additional information on the characteristics and risks of investment instruments:
“By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”
5.	Comment: With respect to the performance data that appears in the prospectus section titled “Prior Related Performance Information,” please clarify whether “Net of Fees” performance figures reflect the effects of all fees and expenses, as the current disclosure indicates that custodial fees were not included in the calculation. Please recalculate prior performance net of all fees and expenses, including custodial fees, and revise disclosure accordingly.

Response: RCM Capital Management LLC (“RCM”), Caywood-Scholl Capital Management LLC (“Caywood”) and Allianz Global Investors Capital LLC (“AGIC”) (together, the “sub-advisers”), sub-advisers of the Funds for which prior related performance is presented within the prospectus, have confirmed that all “Net of Fees” performance figures within this section reflect the deduction of investment advisory fees and the impact of direct trading expenses (i.e., brokerage commissions and execution costs). The sub-advisers also confirmed that they do not impose fees or expenses on their discretionary account clients beyond those fees and expenses reflected in the “Net of Fees” performance figures. The performance figures do not reflect the imposition of custodial fees, if any, paid by non-fund discretionary clients of the sub-advisers, as such fees are typically negotiated separately by their clients with custodians of their own selection, and the sub-advisers generally do not have access to the amounts of custodial fees paid by such clients.
Allianz AGIC Global Managed Volatility Fund (for purposes of the following Comments and Responses, the “Fund”)
6.	Comment: Please advise the Staff how the Fund, which includes the word “global” in its name, meet the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Footnote 42 states, in relevant part: “The [term] ... ‘global,’ however, connote[s] diversification among investments in a number of different countries throughout the world, and ... ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).
Response: The Trust has informed us that, as of February 29, 2012, the Fund had approximately 48% of its net assets invested in companies organized or headquartered in seven countries other than the United States. Given the percentage of assets in non-U.S. companies and variety of countries to which the Fund has exposure, the Trust believes that the Fund has a portfolio of investments that is tied economically to a number of countries throughout the world.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.[2]
Allianz F&T Behavioral Advantage Large Cap Fund (for purposes of the following Comments and Responses, the “Fund”)

[2]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

7.	Comment: Please explain why $2 billion is an appropriate lower capitalization range for the Fund, or revise disclosure to bring the market capitalization range within a range typically understood to represent large capitalization stocks.

Response: The Trust respectfully submits that $2 billion is an appropriate lower capitalization range for the Fund. The Trust looked to indices as examples. As of February 29, 2012, the Russell 1000 Index, which measures the performance of the large-cap segment of the U.S. equity universe, has a lower range of $1.624 billion. As of February 29, 2012, the Russell 3000 Index, which measures the performance of the largest 3000 U.S. companies, also has a lower range of $1.624 billion.
Allianz RCM All Alpha Fund (for purposes of the following Comments and Responses, the “Fund”)
8.	Comment: In the Fund’s Fund Summary it is stated that “The Fund seeks maximum total return while minimizing the effect of market volatility.” Please indicate to the Staff where the term “total return” is defined.

Response: “Total Return” is defined in the first sentence of the section titled “Principal Investments and Strategies of Each Fund—Allianz RCM All Alpha Fund,” which is provided in response to Item 9 of Form N-1A:
“The Fund seeks to maximize ‘alpha’ (i.e., total return, consisting of capital appreciation and current income, resulting from security selection regardless of general market movements) ....” [Emphasis added.]
As set forth above, “Total return” is defined as return “consisting of capital appreciation and current income.” The Trust notes that “total return” is itself part of the definition of “alpha.” The Trust determined not to include this elaboration upon “total return” in the investment strategy description within the Fund Summary in order to provide a succinct description of “alpha.”
Allianz RCM Redwood Fund (for purposes of the following Comments and Responses, the “Fund”)
9.	Comment: The Staff notes that the Fund’s Annual Fund Operating Expenses table does not include a column for Acquired Fund Fees and Expenses. Please confirm for the Staff that this omission is appropriate pursuant to Form N-1A, or alternatively, add such a column.

Response: The Trust confirms that the fees and expenses incurred as a result of the Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A), if any, are not anticipated to exceed 0.01% of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N 1A.

10.	Comment: The principal investment strategies section states that: “The issuers of equity securities purchased by the Fund will primarily have market capitalizations in excess of $2 billion.” The Staff believes that issuers with market capitalizations of $2 billion are typically small capitalization issuers. Please update the Fund’s risk disclosure to include smaller company risk.

Response: The requested change has been made.

11.	Comment: In the section titled “Principal Risks” in the Fund’s Fund Summary, “Interest Rate Risk” includes a reference to high-yield or junk bonds. Please update the disclosure in the “Principal Investment Strategies” section to include a corresponding reference to high-yield or junk bonds.

Response: After further review of the Fund, the Trust determined to remove “Interest Rate Risk” from the “Principal Risks” section, thus there is no longer a need to reference to high-yield or junk bonds in the Fund Summary.
Allianz Global Investors Solutions Funds (for purposes of the following Comments and Responses, the “Funds”)
12.	Comment: In the “Management of the Funds” sections in each Fund’s Fund summary, please delete sentences describing portfolio managers’ responsibilities for the Funds, as this disclosure is not specifically contemplated or required by item 5(b) of Form N-1A.

Response: The requested change has been made.

13.	Comment: Within each Fund’s Fund Summary, please delete the footnote relating to “Other Expenses” appearing beneath the Annual Fund Operating Expenses table, which reads “Other Expenses represent administrative fees paid by the Fund to Allianz Global Investors Fund Management LLC (“AGIFM”) pursuant to an Administration Agreement between AGIFM and the Trust. Advisory Fees and Other Expenses have been restated to reflect current advisory and administrative fee rates,” as this disclosure is not specifically contemplated or required by Instruction 3(c) to Item 3 of Form N-1A.

Response: The Trust respectfully submits that the information currently provided in the footnote is concise and helpful to shareholders, as it briefly describes what comprises “Other Expenses” for these Funds, which differs from “Other Expenses” for other series of the Trust, which are not subject to the “unitary fee” structure that applies to the Funds. The Trust therefore declines to remove this language.
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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4929) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Lisa Ragosta, Esq.
cc:	Brian Shlissel Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Timothy Cormier, Esq.